SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

SoundHound AI, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

836100 107

(CUSIP Number)

Global Catalyst Partners III, L.P.

3903 Little Valley Road

Sunol, CA 94586

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2023

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Global Catalyst Partners III, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 28,150,565
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 28,150,565
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,150,565
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.8% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)

The percent of class was calculated based on 177,656,940 shares of Class A Common Stock outstanding as of May 15, 2023, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 30, 2023.

(1)	Name of Reporting Persons: Global Catalyst Venture Management III, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 28,150,565
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 28,150,565
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,150,565
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.8% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)

The percent of class was calculated based on 177,656,940 shares of Class A Common Stock outstanding as of May 15, 2023, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 30, 2023.

EXPLANATORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Reporting Persons on May 6, 2022, as amended (the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby supplemented as follows:

The principal business address of each Reporting Person is 3903 Little Valley Road, Sunol, CA 94586.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percent of class was calculated based on 177,656,940 shares of Class A Common Stock outstanding as of May 15, 2023, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 30, 2023.

Global Catalyst Partners III LP (“GCP III”) directly owns 28,150,565 shares of Class A Common Stock, which represents approximately 15.8% of the outstanding Class A Common Stock. Global Catalyst Venture Management III, LLC (“GCVM III”), as the general partner of GCP III, may be deemed to beneficially own the shares of Class A Common Stock held directly by GCP III.

(c) On June 5, 2023, GCP III distributed in-kind, without consideration, 7,037,640 shares of Class A Common Stock pro-rata to its partners, including its limited partners and its general partner, GCVM III. Upon receipt by GCVM III of its pro rata interest of the distribution (751,690 shares of Class A Common Stock), GCVM III distributed in-kind, without consideration, all such shares pro-rata to its members. Except as reported in this Item 5(c), none of the Reporting Person’s have effected any transactions of the Issuer’s Class A Common Stock during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 7, 2023

GLOBAL CATALYST PARTNERS III, L.P.

By: Global Catalyst Venture Management III, LLC
Its: General Partner

/s/ Kamran Elahian
Name: Kamran Elahian
Title: Managing Member

GLOBAL CATALYST VENTURE MANAGEMENT III, LLC

/s/ Kamran Elahian
Name: Kamran Elahian
Title: Managing Member